AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 6, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.              General Identifying Information

1.             Reason fund is applying to deregister (check only one ; for descriptions, see Instruction 1 above):

☐            Merger

☒           Liquidation

☐            Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

☐            Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.             Name of fund:  AARP Funds (the “Fund”)

3.             Securities and Exchange Commission File No.:  811-21825

4.             Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.             Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

650 F Street, NW, 2nd Floor

Washington, DC  20004

6.             Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Marc Duffy

AARP Services, Inc.

650 F Street, NW

Washington DC 20004

(202) 434-3549

7.             Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

AARP Financial Inc. & AARP Services, Inc.

650 F Street, NW, 2nd Floor

Washington, DC  20004

(202) 434-3650

Boston Financial Data Services

30 Dan Street

Boston, MA  02021

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1and 31a-2 for the periods specified in those rules.

8.             Classification of fund (check only one):

☒           Management company;

☐            Unit investment trust; or

☐            Face-amount certificate company.

9.             Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.           State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.                               Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

AARP Financial Inc.

650 F Street, NW, 2nd Floor

Washington, DC  20004

SSgA Funds Management, Inc,

One Lincoln St.

Boston, MA  02111

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO  80203

13.           If the fund is a unit investment trust (“UIT”) provide: N/A

(a)           Depositor’s name(s) and address(es): N/A

(b)           Trustee’s name(s) and address(es): N/A

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.           (a)           Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place:  July 20, 2010

If No, explain:

(b)           Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  The declaration of trust of the Fund provides for the liquidation of the Fund upon the vote of the Board of Trustees only. See Ex. 23(a)(2) to Pre-Effective Amendment No. 2 to Fund’s Registration Statement on Form N-1A filed December 21, 2005.

II.            Distributions to Shareholders

16.           Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)           If Yes, list the date(s) on which the fund made those distributions:  September 29, 2010

(b)           Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)           Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)           If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)           Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes	☒	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes	☐	No

If No,

(a)            How many shareholders does the fund have as of the date this form is filed?

(b)            Describe the relationship of each remaining shareholder to the fund:

19.           Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?

☐	Yes	☒	No

If Yes,

(a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒	Yes	☐	No

If Yes,

(a)           Describe the type and amount of each debt or other liability:  The Fund has miscellaneous expenses outstanding of less than $1,000.

(b)           How does the fund intend to pay these outstanding debts or other liabilities?  These remaining liabilities will be paid by the Fund’s investment adviser, AARP Financial Inc. or its affiliates.

IV.           Information About Event(s) Leading to Request For Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$30,000

(ii)	Accounting Expenses:	$0

(iii)	Other expenses (list and identify separately):

Blue Sky Fees — $5,500

Transfer Agency Fees — $7,500

Filing Fees — $1,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $44,000

(b)           How were those expenses allocated?  The expenses were allocated to the Fund, except to the extent AARP Financial Inc., the Fund’s investment adviser, paid those expenses.

(c)           Who paid those expenses?  The Fund’s investment adviser, AARP Financial Inc., paid those expenses to the extent the expenses were in excess of a fee waiver and expense limitation agreement with the Fund. See  Ex. 23(h)(5) to Post-Effective Amendment No. 11 to the Fund’s Registration Statement on Form N-1A filed October 29, 2009.

(d)           How did the fund pay for unamortized expenses (if any)?  N/A

23.           Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

On Friday, November 19, 2010, the AARP Funds received a subpoena from the Attorney for Official Committee of Unsecured Creditors of Tribune Company asking for information about ownership in

Tribune Company (cusip no. 896047107) in 2007.  On November 24, 2010, AARP Services, Inc. submitted documents responsive to the subpoena request.  The subpoena was received in connection with an adversary proceeding under the bankruptcy code in the United States Bankruptcy Court District of Delaware (In re:  Tribune Company, Case No. 08-13141; Adv. Pro. No. 10-54010 filed November 1, 2010).  In 2007, Tribune Company was taken private in a leveraged buyout transaction that included a tender offer for publicly-held shares.  The U.S. Stock Market Portfolio, a series of AARP Portfolios, sold 424 shares of Tribune Company pursuant to the tender offer.  In 2008, Tribune Company filed for bankruptcy.

The Board of Trustees of the AARP Funds (and the related AARP Portfolios) met by telephone on November 29, 2010 to consider this matter.  In light of the fact that the subpoena relates to a bankruptcy proceeding rather than civil litigation, neither the AARP Funds, the related AARP Portfolios, nor any affiliated person is a party to the proceeding, the dollar amount involved ($14,416)  is immaterial, and it is not practical to continue as registered investment companies pending developments in the bankruptcy proceeding, the Boards of Trustees determined that it is in the best interests of each investment company and its former  shareholders to proceed with the deregistration of the AARP Funds and the AARP Portfolio as investment companies as soon as practicable.

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AARP Funds, (ii) he is the Secretary of AARP Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Marc R. Duffy
Marc R. Duffy
Secretary, AARP Funds
December 6, 2010

650 F Street NW, 2nd Fl.
Washington, DC 20004

VIA EDGAR

December 6, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Office of Filings, Information & Consumer Services

Re:          AARP Funds (the “Fund”), File No. 811-21825

Dear Sir or Madam:

Pursuant to Section 8(f) of the Investment Company Act of 1940, as amended, and Rule 8f-1 thereunder, we are transmitting for filing via EDGAR the Fund’s application for deregistration because the Fund has ceased to be an investment company.

Please note that the final Form N-SAR for the Fund was filed on December 3, 2010.

If you have any questions, please contact me at (202) 434-3549.

Sincerely,

/s/ Marc Duffy
Marc Duffy